

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2013

Via E-mail
Mr. Anthony Tripodo
Chief Financial Officer
Helix Energy Solutions Group, Inc.
3505 West Sam Houston Pkwy. North
Suite 400
Houston, TX 77043

     Re: **Helix Energy Solutions Group, Inc.**
             Form 10-K for the Fiscal Year ended December 31, 2012
             Filed February 22, 2013
             File No. 001-32936

Dear Mr. Tripodo:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Karl Hiller

                         Karl Hiller
                         Branch Chief